December 8, 2008

John W. Madison, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Adventure Energy, Inc. Registration Statement on Form S-1 Filed October 29, 2008, File No. 333-154799

Dear Mr. Madison,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated November 21, 2008 (the “Comment Letter”) relating to Adventure Energy, Inc. (the “Company”).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Risk Factors. page 7

1. Include a risk factor regarding the fact that your counsel is a selling shareholder.

Response:

The Company’s counsel, Sichenzia Ross Friedman Ference LLP, is no longer registering their shares through the Form S-1.  Therefore, the inclusion of a risk factor that counsel is a selling shareholder is no longer applicable.

Selling Shareholders. page 4

2.  We note that your registration statement covers that resale of common shares that are being offered by affiliates of your Company. Generally, we view resale transactions by related parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C.  Under this rule, equity securities offered by or on behalf of the registrant cannot be sold “at the market” price unless the offering satisfies the requirements set forth in the rule.  Your offering does not appear to meet the requirements because you are not eligible to conduct a primary offering on Form S-3. Please revise your registration  statement to price your shares and disclose that the affiliates and any underwriter will conduct this offering at the fixed price for the duration of the offering.  Revise your prospectus accordingly, including your cover page, summary, selling shareholders, and plan of distribution sections.  If you disagree with our analysis, please advise the Staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is not subject to rule 415.

Response:

All shares held by affiliates of the Company, including shares held by our officers, companies controlled by our officers, and our counsel, will no longer be registered through the Form S-1.  Therefore, the inclusion of additional information about affiliate share registration is no longer applicable.

3. Please provide the date of the private placement in which the selling shareholders received the shares they are offering for resale. Further, please explain to us why disclosure of such individual private placement does not appear in your Item 15 disclosure on page 31.

Response:

The shares acquired by accredited investors through private placement were listed in the Form S-1 as an aggregate stock issuance under Item 15.  Seven selling shareholders acquired an aggregate of 58,572 shares at a price of $0.35 per share through a private placement that commenced in June 2008 and was completed in October 2008 pursuant to an exemption under Regulation D and section 4(2) of the Securities Act of 1933.   We have revised the disclosure on page 14 to reflect this.  The balance of the shares listed in the selling shareholders table and under Item 15 was issued as compensation for services provided to the Company.  Please see pages 30 and 31 of Form S-1/A.

4.  Provide the business experiences of your officers and directors, without any gaps or ambiguities over the past five years, including their principal occupations and employment.  Make clear the principal business of any corporation or other organizations in which such occupations or employment were carded on. See Item 401(e) of Regulation S-K.

Response:

More detailed information regarding the business experience of the officers and directors of the company over the past five years is now included in each officer biography in the Form S-1/A.  It can be found on page 27 of the Form S-1/A.

Security of Ownership of Certain Beneficial Owners and Management, page 29

5.  Provide total amounts showing the aggregate amount and percentage of securities owned by officers, directors and certain beneficial owners as a group as provided  for in Item 403 of Regulation S-K.

Response:

A total amount showing aggregate amount and percentage of securities owned by officers, directors, and certain beneficial owners as a group, as provided for in Item 403 of Regulation S-K, has been added to the Security Ownership of Certain Beneficial Owners and Management table.  Please see page 28 of Form S-1/A.

Exhibits

Articles of Incorporation

6.  We note Articles 8 of your Articles of Incorporation, which states, “All of the shares of stock of this Corporation may be subject to a Shareholders’ Restrictive Agreement containing numerous restrictions on the rights of shareholders of the Corporation and transferability of the shares of stock of the Corporation.  A copy of the Shareholders’ Restrictive Agreement, if any, is on file at the principal office of the Corporation.”  Include a discussion of this Article 8 in the description of your securities.  Include in such discussion a statement as to the existence of any such agreement.  If such agreement exits, include it as an exhibit to your registration statement.  Further, include a risk factor regarding such agreement.

Response:

Article 8 of our Articles of Incorporation states that “All of the shares of stock of this Corporation may be subject to a Shareholders’ Restrictive Agreement containing numerous restrictions on the rights of shareholders of the Corporation and transferability of the shares of stock of the Corporation.  A copy of the Shareholders’ Restrictive Agreement, if any, is on file at the principal office of the Corporation.” [Emphasis added].  This will confirm that no Shareholders Restrictive Agreement has been adopted by the Company, nor is there any plan to adopt one in the future.  Because there is no such agreement, there is no need to discuss the terms with the description of the securities or to attach an agreement as an exhibit to the Form S-1/A.

Signatures. page 35

7.  Provide the signature of your principal accounting officer or controller as required by Form S-1.

Response:

The signature line for Wayne Anderson has been amended in our Form S-1/A to reflect his role as the company’s president, chairman, and acting chief accounting officer.  Please see page 34 of Form S-1/A

Engineering Comments

Risk Factors, page 7

As properties are in the exploration stage, there can be no assurance that we will establish commercial discoveries on the properties, page 7

8.  We note your statement “Our properties are in the exploration stage only and while we have proven reserves on the properties, we have not begun production.  We may not establish commercial discoveries on any of the properties.” Please provide to us support for your claim to proved reserves here. Note that proved reserves must have the expectation of recovery of economic hydrocarbon quantities with reasonable certainty.

Response:

On the 1458 acres of mineral rights the Company leased in 2008, the Company also acquired one previously drilled and producing well. This well, the Troy Ison #1 well, was drilled and completed in 2002 down to the Coniferous formation at 1705 feet. The well commenced production on October 24, 2002. The Company acquired and became the Operator of record of this well in 2008. Also on the Company’s acreage, are several previously drilled wells which were abandoned by former Operators.  Please see our revised disclosure on page 7 of Form S-1/A.

Description of Property. Page 22

Leased Acreage for Drilling Program. Page 23

9.  We note your table of lease holdings. Please clarify the “lease price” column by explaining these values, i.e. “$3, $1, $1”.

Response:

A footnote was added to the Leased Acreage for Drilling Program table to explain the values “$3, $1, $1” listed as each lease price.   Please see page 23 of the Form S-1/A.

We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

Sincerely,

Elizabeth A. Herman
Elizabeth A. Herman, Esq.